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                              September 27, 2023

       Gianluca Tagliabue
       Chief Financial Officer and Chief Operating Officer
       Ermenegildo Zegna N.V.
       Viale Roma 99/100
       13835 Valdilana loc. Trivero
       Italy

                                                        Re: Ermenegildo Zegna
N.V.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
September 8, 2023
                                                            File No. 001-41180

       Dear Gianluca Tagliabue:

               We have reviewed your September 8, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 17, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Non-IFRS Financial Measures, page 90

   1. We reviewed your response to prior comment 4; however, it appears to us the non-IFRS adjustment, related to
legal costs you incurred to defend a trademark infringement, is not consistent with
Question 100.01 of the Division of Corporation Finance   s Compliance
                                                        & Disclosure
Interpretations on Non-GAAP Financial Measures. Although the complexity of litigation and the
magnitude of legal costs may vary from period to period, based on your business and the
nature of the litigation, it continues to appear to us the legal costs are normal, recurring,
cash operating expenses necessary to operate your business. In future periods, please
do not include non-IFRS adjustments for similar costs.
 Gianluca Tagliabue
Ermenegildo Zegna N.V.
September 27, 2023
Page 2

       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if
you have questions.



FirstName LastNameGianluca Tagliabue                  Sincerely,
Comapany NameErmenegildo Zegna N.V.
                                                      Division of Corporation
Finance
September 27, 2023 Page 2                             Office of Manufacturing
FirstName LastName